[AIG LETTERHEAD]



September 27, 2004

VIA EDGAR

John M. Ganley, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   AIG Series Trust ("Trust")
      Request for Withdrawal of Post-Effective Amendment No. 1 ("Amendment No. 1") and Post-Effective Amendment No. 2 ("Amendment No. 2") to the Trust's Registration Statement on Form N-1A
      SEC File Nos. 333-111662 and 811-21482

Dear Mr. Ganley:

Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests withdrawal of Amendment No. 1 and Amendment No. 2 to the Trust's Registration Statement on Form N-1A. Amendment No. 1 was filed via EDGAR on July 1, 2004 (accession no. 0000930413-04-003125) for the purpose of adding certain data to the prospectus of the AIG High Watermark Funds. Amendment No. 2 was filed via EDGAR on August 27, 2004 (accession no. 0000930413-04-004063) for the sole purpose of delaying the effective date of Amendment No. 1 from August 30, 2004 to September 29, 2004.

The Trust is requesting withdrawal of the Amendments pursuant to the Staff's request that the data not be included in the Trust's Registration Statement. The Trust confirms that it has not sold any shares using the form of prospectus including this data and filed with the Amendments.

If you have any questions or comments, please contact Jon Rand of Dechert LLP at 212.698.3634.


Sincerely,


AIG SERIES TRUST


/s/ Joseph P. Kelly
---------------------------------
Joseph P. Kelly
Secretary

cc:  Robert M. Zakem, AIG SunAmerica Asset Management Corp
     Jon S. Rand, Dechert LLP